Mail Stop 3561



								July 27, 2005




Paul A. Brooke
Chief Executive Officer
Ithaka Acquisition Corp.
100 South Pointe Drive
23rd Floor
Miami, Florida  33139


RE:	Ithaka Acquisition Corp.
	Registration Statement on Form S-1
      File No. 333-124521
      Amendment No. 2 Filed July 15, 2005

Dear Mr. Brooke:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Proposed Business, page 24

1. We reissue prior comment 6. Please provide the basis for management`s belief that "this investment has created numerous emerging companies with substantial funding needs that exceed traditional venture capital capacity and with shareholders vitally interested in paths to liquidity" or remove. Also, provide the basis for your belief that you "will find numerous companies with interesting product development portfolios that have outgrown their venture backing but cannot today independently access public-market capital."

2. We reissue prior comment 5. It appears that management may obtain employment or consulting agreements at the same time as the business combination. This should be discussed in greater detail, including adding a discussion in the business section. We may have further comment.

Effecting a Business Combination, page 26

3. We reissue comment seven from our letter of July 8, 2005. We note the response contained in your letter of July 15, 2005 and the expanded disclosure contained in your registration statement; however, please expand your disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to John Zitko at
(202) 551-3399 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.



      Sincerely,



John Reynolds
Assistant Director


cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881


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Paul A. Brooke
Ithaka Acquisition Corp.
July 27, 2005
Page 1